SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Belvedere Resources Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

081171

(CUSIP Number)

Shawn Englmann
#508 – 170 West 1st Street,
North Vancouver, British Columbia
Canada V7M 3P2
(778) 892-2490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above person: George Michael Rock Rutherford

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power:

                60,000,000 shares of Common Stock

  8.    Shared Voting Power:

                0 shares of Common Stock

  9.    Sole Dispositive Power:

                60,000,000 shares of Common Stock

10.    Shared Dispositive Power:

                0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Reporting Person: 60,000,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 90.9%

14.	Type of Reporting Person: IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.000001 per share (the “Issuer Common Stock”), of Belvedere Resources Corporation., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at #508 – 170 W. 1st Street, North Vancouver, British Columbia, Canada, V7M 3P2.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is G. M. Rock Rutherford, a resident of Montgomery, Texas. (“Rutherford”).

(b) The address of Rutherford is 238 Lakeview Circle, Montgomery, Texas, 77356.

(c) Rutherford is a businessman.

(d) During the past five years Rutherford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years Rutherford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Rutherford is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Rutherford was issued an aggregate of 60,000,000 shares of the Issuer’s common stock in exchange for $6,000 at $0.0001 per share. Rutherford used personal funds for this acquisition.

Item 4.	Purpose of Transaction.

The purpose of the transaction is for Rutherford to gain an interest in the Issuer in anticipation of a potential change of business and business combination with an operating entity.

Item 5.	Interest in Securities of the Issuer.

(a)	Rutherford is the beneficial and legal owner of 60,000,000 shares in the Issuer which comprises approximately 91% of the shares of the Issuer.

(b)	Rutherford has sole voting power and sole power to dispose of 60,000,000 shares in the Issuer.

(c)	Rutherford did not take part in any other transactions in the class of Issuer securities reported within the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Reference is hereby made to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 20, 2010 which includes a copy of the subscription agreement between the Issuer and Rutherford as an exhibit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2010

By:	/s/ G. M. Rock Rutherford
Name:	G. M. Rock Rutherford
Title:	N/A

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)